Exhibit 99.1

BIT ORIGIN LIMITED

375 park Ave, Fl 1502

New York, NY 10152

PROXY STATEMENT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of	June 3, 2022
Bit Origin Limited

To our shareholders:

It is my pleasure to invite you to our 2022 Annual Meeting of Shareholders on June 23, 2022, at 10:00 P.M., Eastern Time. The meeting will be held at our executive office at 375 park Ave, Fl 1502, New York, NY 10152.

The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Lucas Wang
Lucas Wang
Chief Executive Officer and Chairman of the Board

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
BIT ORIGIN LIMITED

TIME:	10:00 P.M., Eastern Time, on June 23, 2022

PLACE:	375 park Ave, Fl 1502, New York, NY 10152

ITEMS OF BUSINESS:

Proposal 1	The election of five directors, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified;

Proposal 2	The ratification of the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2022; and

WHO MAY VOTE:	You may vote if you were a shareholder of record on June 1, 2022.

ANNUAL REPORT:

Our Annual Report on Form 20-F for the fiscal year ended June 30, 2021 (the “2021 Annual Report”), including the financial statements, and other documents filed or submitted to the United States Securities and Exchange Commission (the “SEC”) are available from the SEC’s website at http://www.sec.gov.

A copy of our 2021 Annual Report is also available on the Company’s website at http://bitorigin.io/ and in print by written request addressed to Mr. Lucas Wang as follows:

Email: ir@bitorigin.io

Mail: 375 park Ave, Fl 1502

New York, NY 10152

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about June 7, 2022.

By order of the Board of Directors,

/s/ Lucas Wang
Lucas Wang
Chief Executive Officer and Chairman of the Board

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

Proposal 1	The election of five directors, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified;

Proposal 2	The ratification of the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2022; and

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on June 1, 2022, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of June 1, 2022, we had 79,002,734 ordinary shares outstanding.

How do I vote before the Annual Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By mail, by completing, signing and returning the enclosed proxy card; or

(3)	During the Annual Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Annual Meeting, (2) voting again over the Internet prior to the time of the Annual Meeting, or (3) voting at the Annual Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposal 1 and 2 in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

May shareholders ask questions at the Annual Meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the Annual Meeting. You may also submit questions in advance via email to ir@bitorigin.io. Such questions will also be addressed at the end of the Annual Meeting.

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Annual Meeting, one-third (1/3rd) of our outstanding ordinary shares as of June 1, 2022 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting. If a quorum is not present or represented, the Chairman of the Annual Meeting may, with the consent of the Annual Meeting, adjourn the Annual Meeting from time to time, without notice other than announcement at the Annual Meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The election of five directors, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified. The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2022. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a stockholder who is present at the Annual Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholder, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Under our Memorandum and Articles of Association, abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Annual Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on the Proposal 1 because they are considered non-routine matters. Proposal 2 is considered to be a routine matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 2, brokers will be permitted to exercise their discretionary authority to vote for the approval of such proposal.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

PROPOSAL ONE

ELECTION OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

Our Board currently consists of five directors, Mr. Lucas Wang, Mr. Erick W. Rengifo, Mr. Xiaping Cao, Mr. K. Bryce Toussaint, and Mr. Scott Silverman. At the Annual Meeting, the shareholders will vote on the reelection of all of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following table provides information regarding our director nominees:

Name	Age	Position(s)
Lucas Wang	38	Chairman of the Board and Chief Executive Officer
Erick W. Rengifo	51	Chief Strategy Officer and Director
Xiaping Cao	45	Independent Director, Chair of the Compensation Committee and Chair of the Nominating Committee
K. Bryce Toussaint	49	Independent Director and Chair of the Audit Committee
Scott Silverman	52	Independent Director

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Lucas Wang

Chairman of the Board and Chief Executive Officer

Age — 38

Mr. Wang is a pioneer in the field of Internet technology entrepreneurship. He has over 8 years of entrepreneurial and investment experience in the broader blockchain industry ranging from crypto mining ecosystem to De-Fi, NFTs and the latest Web 3.0 technology.

In 2019, Mr. Wang founded BitGeek Group, a company that engages in ETC, IPFs and other crypto currency mining, data center operation and Web 3.0 investment. In 2017, Mr. Wang founded HashCow group, a company that engages in POW crypto currency mining and data center operation such as Bitcoin and LTC. In 2019, Mr. Wang founded Yuanchuang Investment Management Co., Ltd., a company that engages in the research and implementation of blockchain technology and investment and management of multiple blockchain projects. Over the past eight years, he has led his team to achieve an industry-leading position in cryptocurrency mining sector. He has designed, invested, and managed more than 10 blockchain supercomputing centers with a capacity of more than 1000MW, and operates across many continents, including the United States, Canada in North America, Russia, China and Kazakhstan in Asia, and Ethiopia in Africa. Mr. Wang is also a senior player and investor in the field of IPFS. He began to deploy and invest in IPFS mining before online of the testing site in 2020, with more than 300p in hash power. Mr. Wang also served as Executive chairman of WBA World Mining Development Alliance. He received his Master’s degree in Business Administration from Hong Kong Finance and Economics College.

Mr. Wang is nominated to serve another term as a director because he is experienced in the internet technology and blockchain industry.

Erick W. Rengifo

Chief Strategy Officer and Director

Age — 51

Dr. Erick W. Rengifo is a professor of economics at Fordham University in New York. He is the founder of Terra Global Asset Management LLC, a Registered Investment Advisor, and Terra Fintech LLC, a technology firm cataloged by SEC as a large trader. Dr. Rengifo specializes in full latency trading spectrum, algorithmic and mathematical/statistical strategies, as well as active and passive portfolio management. He has several years of research experience in Blockchain technology and its applications as well as significant experience in cryptocurrencies. Dr. Erick W. Rengifo is a PhD in Economics from the Catholic University of Louvain in Belgium. He serves in the Investment Committee of Fordham University Endowment and, has been consultant in issues related to capital markets, risk management, mining law and operations, among others. Dr. Rengifo believes that the new experienced and specialized officers will strengthen the Company’s internal governance, improve internal control, and enhance the Company’s overall image in the global capital markets, the most important is to increase net profit and shareholder value.

Dr. Rengifo is nominated to serve another term as a director because he is familiar with the capital market in the United States and is experienced in finance and management.

Xiaping Cao

Independent Director, Chair of the Compensation Committee and Chair of the Nominating Committee

Age — 45

Dr. Xiaping Cao has years of experience in domestic and overseas teaching, research and management, and has gained a high international reputation in finance and fintech industry. Dr. Cao is a professor of Finance at Hang Seng University of Hong Kong. Previously, Dr. Cao served as Dean of Asia Private Equity College at Singapore Management University, Visiting Professor of Innovation and Entrepreneurship Center at Nanyang Technological University, Director of Massachusetts Institute of Technology REAP Guangzhou Center, President of Southern Institute of Financial Technology, committee member of Major Administrative Decision-making Advisory Committee at People’s Government of Guangdong Province, and committee member of Guangzhou Equity Exchange.

Dr. Xiaping Cao currently also serves as the associate editor of international renowned economic journal Economic Modelling and Frontier in Artificial Intelligence. Dr. Cao has been invited to serve as the featured chief editor of Pacific Basin Finance Journal, a well-known international financial Journal. Dr. Cao has published many papers as the first author in top international financial and management journals, including Journal of Financial Economics, Journal of Corporate Finance, Journal of Banking and Finance, Journal of Quantitative and Financial Analysis, and Management Science. In addition, he is working as an adviser to the Securities Investor Association, initiated by Singapore Exchange (SGX).

Dr. Cao received his PhD Degree in Finance from Boston College, under the supervision of Professor Josh Lerner from Harvard Business School, a well-known scholar in venture capital and private equity.

Dr. Cao is nominated to serve another term as a director because he is very experienced with the finance industry.

K. Bryce Toussaint

Independent Director and Chair of the Audit Committee

Age — 49

Mr. Toussaint is a highly accomplished, result-driven entrepreneur with more than 20 years of business experience, including extensive work in providing merger and acquisition consulting, raising capital (equity and debt), project and corporate finance, private equity due diligence and accounting systems integration, with an emphasis in the energy (renewable, E&P, and midstream), manufacturing, nutraceutical and technology industries. Mr. Toussaint is well versed on SEC rules and regulations as well as Generally Accepted Accounting Principles (GAAP) promulgated by the Financial Accounting Stands Board. Mr. Toussaint currently serves as the Chairman and Interim CEO of Principal Solar, Inc. a position he has held since September of 2018. Mr. Toussaint formally served as Chief Executive Officer and Board member of Nasdaq listed Corporation MYOS RENS Technology Inc. from December 2015 until 2016. Mr. Toussaint built the foundation of his career at KPMG LLP, where he served both foreign and domestic registrants with reporting, mergers and acquisitions consulting and other capital market engagements from August 1996 to June 2000. In between, he also built a successful consulting practice assisting businesses of various sizes with process improvement and compliance initiatives, developing their management teams, accounting and reporting structure, providing strategic and operational expertise, and raising equity and debt financing, generally serving in an interim management capacity. Mr. Toussaint obtained both his Bachelor of Science in Accounting and his Master of Business Administration degrees from Louisiana State University in Baton Rouge, Louisiana. Mr. Toussaint is also certified as a CPA in the State of Texas.

Mr. Toussaint is nominated to serve another term as a director due to his financial expertise and public company experience.

Scott Silverman

Independent Director

Age — 52

Mr. Silverman has over 25 years of business success on national and international levels, with a highly diverse knowledge of financial, legal and operations management; public company management, accounting and SEC regulations. Mr. Silverman specializes in establishing and streamlining back-office policies and procedures and implementing sound financial management and internal controls necessary for enterprise growth and scalability. Mr. Silverman is currently a director nominee of Muliang Viagoo Technology, Inc. Mr. Silverman is also a partner and CFO of VC Capital Holdings, a diversified PE firm with portfolio investments in hospitality, healthcare and construction and engineering. Additionally, Mr. Silverman serves as the CFO of Riverside Miami, a mixed-use entertainment, food and beverage project in Miami, FL. He also serves as the CFO of Healthsnap, Inc. a healthcare SaaS platform on the cutting edge of remote patient monitoring and chronic care management. Mr. Silverman is one of the founders, and serves as President and CEO, of EverAsia Financial Group, which grew into a multi-national corporate financial management and advisory firm serving clients in the United States and Asia, and JJL Capital Management, a private equity firm specializing in investing in startup, early- and mid-stage companies. Prior, while serving as the VP of Finance of Itopia, Mr. Silverman was involved in the raise of over $5 million in Series A capital, reduced expenses by more than 40% and participated in a 100% increase in year-over-year top line revenues. Mr. Silverman has orchestrated investor exits for multiple companies, including direct participation in taking 7 companies public. He has also assisted in raising over $35 million for client companies, both public and private. He has a bachelor’s degree in finance from George Washington University and a Master’s degree in accounting from NOVA Southeastern University.

Mr. Silverman is nominated to serve another term as a director due to his financial expertise.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Lucas Wang serves as the Chairman of the Board of Directors. In addition, she has served as our Chief Executive Officer since the beginning. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required and Board Recommendation

The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Any abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THIS PROPOSAL TO ELECT DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF WWC, P.C.
(ITEM 2 ON THE PROXY CARD)

We are proposing to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2022. The Audit Committee of the Board of Directors has appointed WWC, P.C. to serve as the Company’s fiscal year 2022 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of WWC, P.C. be ratified by shareholders.

Audit services to be provided by WWC, P.C. for fiscal 2022 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of WWC, P.C. is not expected to be present at the Annual Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

If the appointment of WWC, P.C. is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

Changed of independent registered public accounting firm during its two most recent fiscal years

On April 25, 2020, Bit Origin Limited the Company dismissed its independent registered public accounting firm, Friedman LLP. Audit services provided by Friedman LLP for fiscal year ended June 30, 2019 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC. Effective May 4, 2020, Prager Metis CPAs, LLC was appointed by the Company to serve as its new independent registered public accounting firm to audit and review the Company’s financial statements. Audit services provided by Prager Metis CPAs, LLC for fiscal years ended June 30, 2020 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

On April 15, 2021, the Company dismissed its independent registered public accounting firm, Prager Metis CPAs, LLC. Audit services provided by Prager Metis CPAs, LLC for fiscal year ended June 30, 2020 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC. On April 14, 2021, the Audit Committee of the Board of Directors approved the appointment of WWC, P.C. as its new independent registered public accounting firm to audit and review the Company’s financial statements for fiscal year ending June 30, 2022.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negative on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Adjournment Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Adjournment Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THIS PROPOSAL TO RATIFY THE APPOINTMENT OF WWC, P.C.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The nominee listed in the proxy statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with all of our directors. In addition, our employee directors Mr. Lucas Wang receives compensation for his service as Chief Executive Officer of the Company and Mr. Erick W. Rengifo receives compensation for his service as Chief Strategy Officer of the Company. Mr. Wang and Mr. Rengifo have not received and will not receive compensation as directors of the Company. We have agreed to pay our independent directors an annual cash retainer from $10,000 to $25,000, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by Nasdaq Listing Rule 5605(a)(2).

What role does the Nomination Committee play in selecting nominees to the Board of Directors?

The purpose of the Nomination Committee shall be to review and make recommendations to the Board regarding matters concerning corporate governance; review the composition of and evaluate the performance of the Board; recommend persons for election to the Board and evaluate director compensation; review the composition of committees of the Board and recommend persons to be members of such committees; review and maintain compliance of committee membership with applicable regulatory requirements; and review conflicts of interest of members of the Board and corporate officers. The Nomination Committee’s charter is available on the Company’s website at http://bitorigin.io/ and in print upon request. The Nomination Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nomination Committee have been determined to be independent by the Board of Directors.

How does the Nomination Committee identify and evaluate nominees for director?

The Nomination Committee considers candidates for nomination to the Board of Directors from a number of sources. The Nomination Committee conducts an annual evaluation of the Board of Directors, identifies, considers, and recommends candidates to fill new positions or vacancies on the Board, and reviews any candidates recommended by stockholders in accordance with the bylaws. The Nomination Committee also evaluates the performance of individual members of the Board eligible for re-election, and recommending the director nominees by class for election to the Board by the stockholders at the annual meeting of stockholders.

What are the Nomination Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nomination Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Company at 375 park Ave, Fl 1502, New York, NY 10152 or by email to ir@bitorign.io:

•	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

•	the written consent of the candidate to serve as a director of the Company, if elected;

•	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

•	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nomination Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nomination Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

•	A director must have a record of professional accomplishment in his or her chosen field; and

•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nomination Committee consider?

The Nomination Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors

Bit Origin Limited

375 park Ave, Fl 1502

New York, NY 10152

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://bitorigin.io/ and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2021?

Our Board acted twelve times by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2021. Our Board has an Audit Committee, a Compensation Committee, and a Nomination Committee. The Audit Committee acted two times by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2021. The Compensation Committee acted two times by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2021. The Nomination Committee acted one time by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2021. Each incumbent director attended all of the meetings of the Board of Directors and of the standing committees of which he or she was a member during 2021. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

The Board of Directors had standing Audit, Nominating, and Compensation committees. The members of each of the Committees and their principal functions are shown below.

Audit Committee

The members of the Audit Committee are:

Mr. Xiaping Cao

Mr. K. Bryce Toussaint (Chair)

Mr. Scott Silverman

The Audit Committee acted two times by unanimous written consent in lieu of a meeting during the year ended June 30, 2021. The primary responsibility of the Audit Committee is to make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention. The Company believes that each of the members of the Audit Committee is “independent” and that Mr. Chen qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market listing standards. The Audit Committee’s charter is available on the Company’s website at http://bitorigin.io/ and in print upon request. In carrying out its responsibility, the Audit Committee’s will be responsible for, among other things:

1.	Appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;.

2.	Reviewing with the independent auditors any audit problems or difficulties and management’s response;

3.	Discussing the annual audited financial statements with management and the independent auditors;

4.	Reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

5.	Reviewing and approving all proposed related party transactions;

6.	Meeting separately and periodically with management and the independent auditors; and

7.	Monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The members of the Compensation Committee were:

Mr. Xiaping Cao (Chair)

Mr. K. Bryce Toussaint

Mr. Scott Silverman

The Compensation Committee acted two times by unanimous written consent in lieu of a meeting during the year ended June 30, 2021. The Compensation Committee’s charter is available on the Company’s website at http://bitorigin.io/ and in print upon request. The Compensation Committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee will be responsible for, among other things:

1.	Reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

2.	Reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

3.	Reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

4.	Selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee

The members of the Nomination Committee are:

Mr. Xiaping Cao (Chair)

Mr. K. Bryce Toussaint

Mr. Scott Silverman

The Nomination Committee acted one time by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2021. The Nomination Committee’s charter is available on the Company’s website at http://bitorigin.io/ and in print upon request. All members of the Nomination Committee are independent, as such term is defined by the Nasdaq Capital Market listing standards. The Nominating Committee will be responsible for, among other things:

1.	Selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

2.	Reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

3.	Making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

4.	Advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, Bit Origin Limited, 375 park Ave, Fl 1502, New York, NY 10152. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — EXECUTIVE OFFICERS

The following table provides information regarding our executive officers as of the date of this proxy statement:

Name	Age	Position(s)
Lucas Wang	38	Chairman of the Board and Chief Executive Officer
Jiaming Li	33	President
Jinghai Jiang	42	Chief Operating Officer
Erick W. Rengifo	51	Chief Strategy Officer and Director
Xia Wang	34	Chief Financial Officer

For information of Lucas Wang and Erick W. Rengifo, see the section “Proposal One: Election of Directors” elsewhere in this proxy statement.

Jiaming Li

President

Age — 33

Dr. Jiaming Li is the founder of a crypto mining fund management company, MineOne Partners Limited. Before jumping into the crypto world, he was a partner of TCC Capital, and previously served as the CEO of the Asset Management Center of Sinatay Insurance Co., Ltd, there he managed USD $11.6 billion in assets, focusing on fixed income, equity/debt investment and real estate. He was also the lead of Silverbirch Hotel & Resorts acquisition valued in USD $1.2 billion. Dr. Jiaming Li is a Ph.D. in Economics and Finance from Fordham University in New York, and a postdoctoral fellow from Peking University in China.

Jinghai Jiang

Chief Operating Officer

Age — 42

Mr. Jiang has been involved in blockchain technology since 2016, when he founded Haiyuan Culture Development Limited and Qisuan Technology Limited to research and apply blockchain technology. Mr. Jiang also created the online community "Big Cabbage Blockchain" and has published multiple white papers to teach blockchain technology and the cryptocurrency business. Furthermore, Mr. Jiang has invested in over ten data centers whose combined capacity totals 1030MW. Mr. Jinghai Jiang graduated with a degree in Industrial Automation from Wuxi Radio and Television University in 2000.

Xia Wang

Chief Financial Officer

Age — 34

Ms. Xia Wang has been our Chief Financial Officer since January 23, 2018. However, Ms. Wang has been working at Chongqing Penglin Food Co., Ltd., a company contractually controlled by the company, in the accounting department since 2008 after she acquired her bachelor’s degree in environmental science major from Chongqing University of Arts and Science. Ms. Wang started as a clerk at Chongqing Penglin Food Co., Ltd. from 2008 to 2010. She then worked as assistant accountant from 2010 to 2011. She was promoted to accounting supervisor in 2011, and was appointed as CFO in 2014. She oversees our accounting department, which include duties such as reviewing all the accounting functions performed by our accounting staff, maintaining our accounting book and records, reporting to the Board of Directors, managing budget, reviewing cost, etc.

EXECUTIVE COMPENSATION

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with all of our directors.

In addition, our employee directors Mr. Lucas Wang receives compensation for her service as Chief Executive Officer of the Company and Mr. Erick W. Rengifo receives compensation for his service as Chief Strategy Officer of the Company. Mr. Wang and Mr. Rengifo have not received and will not receive compensation as directors of the Company.

We have agreed to pay our independent directors an annual cash retainer from $10,000 to $25,000, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

Executive Compensation

The Compensation Committee of the Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. And our compensation committee approved our salary and benefit plans. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended June 30, 2021 and 2020.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Zeshu Dai (1)	2021	$120,000	—	—	—	$120,000
Former Chief Executive Officer	2020	$120,000	—	—	—	$120,000
Lucas Wang (2)	2021	$—	—	—	—	$—
Chief Executive Officer	2020	$—	—	—	—	$—
Xiaohui Wu (3)	2021	$80,000	—	—	—	$80,000
Former President	2020	$80,000	—	—	—	$80,000
Jiaming Li (4)	2021	$—	—	—	—	$—
President	2020	$—	—	—	—	$—
Jinghai Jiang (5)	2021	$—	—	—	—	$—
Chief Operating Officer	2020	$—	—	—	—	$—
Erick W. Rengifo (6)	2021	$—	—	—	—	$—
Chief Strategy Officer	2020	$—	—	—	—	$—
Xia Wang	2021	$—	—	200,000	—	$200,000
Chief Financial Officer	2020	$80,000	—	—	—	$80,000

(1)	Zeshu Dai was the Chief Executive Officer and Chairwoman of the Board since inception and ceased to be the Chief Executive Officer and Chairwoman of the Board on April 27, 2022.

(2)	Lucas Wang was appointed as the Chief Executive Officer and Chairman of the Board on April 27, 2022.

(3)	Xiaohui Wu was the President and a Director since inception and ceased to be the Chief Executive Officer and Chairwoman of the Board on April 27, 2022. In May 2021, the Company issued 300,000 ordinary shares of the Company to Xiaohui Wu, in exchange for the settlement of the then accrued but unpaid salary in the amount of $240,000. Xiaohui Wu resigned as the President and a Director of the Company on December 6, 2021.

(4)	Jiaming Li was appointed as the President on December 6, 2021.

(5)	Jinghai Jiang was appointed as the Chief Operating Officer on December 13, 2021.

(6)	Erick W. Rengifo was appointed as the Chief Strategy Officer on December 6, 2021.

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Lucas Wang, Jiaming Li, Jinghai Jiang, Erick W. Rengifo and Xia Wang.

Lucas Wang

We entered into an employment agreement with Lucas Wang for the position of Chief Executive Officer. The employment agreement is from April 27, 2022 to April 26, 2025, with an annual compensation of $240,000, bonus as determined by the Board of Directors, and equity awards of a total of 1,896,066 ordinary shares, vesting over the terms of the employment agreement.

Jiaming Li

We entered into an employment agreement with Jiaming Li for the position of President. The employment agreement is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $240,000, bonus as determined by the Board of Directors, and equity awards of a total of 1,422,049 ordinary shares, vesting over the terms of the employment agreement.

Jinghai Jiang

We entered into an employment agreement with Jinghai Jiang for the position of Chief Operating Officer. The employment agreement is effective from December 13, 2021 to December 12, 2024, with an annual compensation of $50,000.

Erick W. Rengifo

We entered into an employment agreement with Erick W. Rengifo for the position of Chief Strategy Officer. The employment agreement is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $120,000.

Xia Wang

During the fiscal year ended June 30, 2019, we had an employment agreement with Xia Wang for the position of Chief Financial Officer with an annual compensation of $80,000. On July 31, 2020, the Company entered into an employment agreement to replace the previous offer letter. According to the employment agreement, the Company shall issue to Ms. Wang an annual compensation in the form of 200,000 ordinary shares of the Company, valued at $1.00 per share. In September 2020, the Company issued 200,000 ordinary shares pursuant to the employment agreement. The employment agreement has a term of three years.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

WWC, P.C.’s fee for the fiscal year ended June 30, 2021 was $240,000. Prager Metis CPAs, LLC’ fee for the fiscal year ended June 30, 2020 was $270,000.

Audit-Related Fees

There were no audit-related service fees incurred from WWC, P.C. or Prager Metis CPAs, LLC for the fiscal years ended June 30, 2021 or 2020.

Tax Fees

There were no tax service fees incurred from WWC, P.C. or Prager Metis CPAs, LLC for the fiscal years ended June 30, 2021 or 2020.

All Other Fees

There were no other services fees incurred from WWC, P.C. in fiscal year ended June 30, 20201. There was no other services fees incurred from Prager Metis CPAs, LLC in fiscal year ended June 30, 2020.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this proxy statement by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	Each of our director, director nominees and named executive officers; and

•	All directors and named executive officers as a group.

Our company is authorized to issue 300,000,000 ordinary shares of $0.01 par value per share. The number and percentage of ordinary shares beneficially owned are based on 79,002,734 ordinary shares issued and outstanding as of the date of this proxy statement. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this proxy statement are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them.

Principal Shareholders	Amount of Beneficial Ownership	Percentage Ownership
Directors and Named Executive Officers:
Lucas Wang, Chairman of the Board and Chief Executive Officer (1)	—	0%
Jiaming Li, President	—	0%
Jinghai Jiang	—	0%
Erick W. Rengifo, Chief Strategy Officer	—	0%
Xia Wang, Chief Financial Officer	—	0%
Xiaping Cao, Director	—	0%
K. Bryce Toussaint, Director	—	0%
Scott Silverman, Director	—	0%
All directors and executive officers as a group (8 persons)	—	0%

5% Beneficial Owners:
Zeshu Dai (1)	8,710,000	11.02%

(1)	Zeshu Dai directly holds 290,000 ordinary shares of the Company. China Meitai Food Co., Ltd., a British Virgin Islands company, holds 8,710,000 ordinary shares. Zeshu Dai is deemed the beneficial owner of 8,710,000 shares held by China Meitai Food Co., Ltd.

GENERAL

Availability of Annual Report to Shareholders

Our Annual Report on Form 20-F for the fiscal year ended June 30, 2021 (the “2021 Annual Report”), including the financial statements, and other documents filed or submitted to the United States Securities and Exchange Commission (the “SEC”) are available from the SEC’s website at http://www.sec.gov.

A copy of our 2021 Annual Report is also available on the Company’s website at http://bitorigin.io/ and in print by written request addressed to Mr. Lucas Wang as follows:

Email: ir@bitorigin.io

Mail: 375 park Ave, Fl 1502

New York, NY 10152

Shareholder Proposals

To be considered for inclusion in next year’s proxy statement or considered at next year’s annual meeting but not included in the proxy statement, shareholder proposals must be submitted in writing no later than September 30, 2022. All written proposals should be submitted to: Bit Origin Limited, 375 park Ave, Fl 1502, New York, NY 10152 or by email to ir@bitorigin.io.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this proxy statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & proxy statement and the Annual Report are available at http://bitorigin.io/.

ControlNumber:	NumberofShares:	RegisteredShareholder:

BIT ORIGIN LIMITED

375 park Ave, Fl 1502

New York, NY 10152

PROXY

Solicited on Behalf of the Board of Directors for the 2022 Annual Meeting of Shareholders on June 23, 2022

The undersigned hereby appoints Lucas Wang and Jiaming Li, and each of them, as proxies with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Bit Origin Limited which the undersigned is entitled to vote at the 2022 Annual Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted: (i) “FOR” the election of the director nominees named below in Item 1 and (ii) “FOR” Item 2, ratification of the appointment of our registered public accounting firm.

Item 1	TO ELECT FIVE DIRECTORS TO THE BOARD OF DIRECTORS, EACH TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR SUCCESSORS HAVE BEEN DULY ELECTED AND QUALIFIED

☐	FOR the election as a director of the six nominees listed below.

NOMINEES:	Lucas Wang, Erick W. Rengifo, Xiaping Cao, K. Bryce Toussaint, Scott Silverman

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

☐	WITHHOLD AUTHORITY to vote for the following nominees: ____________________________________________

INSTRUCTION:	To withhold authority to vote for individual nominees, write their names on the line above.

Item 2	RATIFICATION OF WWC, P.C. AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2022

☐ For	☐ Against	☐ Abstain

In his or her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated:

___________________________________________, 2022

______________________________________________________

Signature

______________________________________________________

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the stockholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, Texas 75093

Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.	Go to http://onlineproxyvote.com/BTOG/ at any time 24 hours a day.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement, the form of Proxy Card and the Company’s Annual Report to Shareholders are available at http://onlineproxyvote.com/BTOG/